

Mail Stop 3030

November 29, 2017

Martha Sullivan
Chief Executive Officer
Sensata Technologies Holding plc
Interface House, Interface Business Park
Bincknoll Lane
Royal Wootton Bassett
Swindon SN4 8SY
United Kingdom

> **Re:** **Sensata Technologies Holding plc**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed November 13, 2017**
> **File No. 333-220735**

Dear Ms. Sullivan:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Our references to prior comments are to comments in our October 26, 2017 letter.

Reasons for the Merger, page 17

1. Clarify how the law of England and Wales provides more flexibility to engage in share buy backs and how the exemption for dividends on securities you hold is more flexible. Also, quantify the amount of the tax treaty benefits that you mention in the last bullet point of this section, including any material changes in tax benefits as a result of the transaction.

Withholding Tax, page 46

2.      We note your response to prior comment 8.  Please quantify the current "average capital recognized as paid up," and describe how it can change by the time it must be calculated for tax purposes.

UK Tax Considerations, page 49

3.      Given that exhibit 8.3 appears to be limited to this section, please revise to clarify, if true, that your reference in the first sentence on page 49 to "certain" tax matters addresses all material tax consequences.  Likewise, please address the first sentence on page 45.  For guidance, see Section III.C.1 of Staff Legal Bulletin No. 19 (October 14, 2011).

Transfers of Ordinary Shares, page 50

4.      Address that part of prior comment 11 regarding the uncertainty represented by the word "should."  For guidance, see Sections III.C.1 and III.C.4 of Staff Legal Bulletin No. 19.  Also clarify who provided the advice that you mention in the last sentence of this section, and file the appropriate consent; we note that Schedule 1 of exhibit 8.3 indicates that the counsel you currently identify did not provide the advice.

Exhibit 5.1

5.      We note your response to prior comment 12 regarding Section 3 of Schedule 2.  However, if counsel conducted the searches and enquiries as stated in section 1.3.1 of the opinion, it is unclear why it is appropriate for that counsel to assume in Schedule 2 that the searches and enquiries are complete and accurate.  Please advise or file a revised opinion.

6.      Expand your response to prior comment 13 to tell us the purpose of the statement that counsel conducted only the searches and enquiries identified in the schedule, including whether the statement is a limitation.  It is unclear whether other searches and enquiries may be appropriate for this circumstance and why it is appropriate for the opinion to not address all relevant facts.

7.      We note your response to prior comment 14.  Please file an opinion that addresses whether a security holder is liable, solely because of security holder status, for additional assessments or calls on the security by the registrant's creditors.  For guidance, see Section II.B.1.c of Staff Legal Bulletin No. 19.

8.      Provide us your analysis of why it is appropriate for the opinion to be conditioned on the "Final Articles" becoming effective as stated in section 2 of this exhibit.  It is unclear why those Final Articles will not be effective before the effective time of the registration statement.  For guidance, see Section II.B.2.f of Staff Legal Bulletin No. 19.

9.      Please tell us how the assumption in section 2(c) of schedule 2 of this exhibit is consistent with the third Q&A on page 12 of your prospectus.

Exhibit 8.1

10.     File an opinion that addresses the tax consequences to shareholders mentioned in your disclosure beginning on page 20.  We note that section of your prospectus covered by the current opinion does not address the consequences of a squeeze-out that you mention on page 21.

Exhibit 8.2

11.     We note the statement regarding liability added at the bottom of page 1 of exhibit 8.2, and in section 4.6 of exhibit 8.2 and section 3.2 of exhibit 8.3.  Liability under the federal securities laws may not be limited; see Section 14 of the Securities Act.  Please file opinions that do not suggest the contrary.

12.     Please tell us the purpose of section 3 of this exhibit and whether that section excludes relevant or material facts.

13.     We note that section 5.1 of this exhibit has been revised to limit the opinion to the "principle material" tax consequences rather than all material tax consequences.  Please tell us the purpose of this change and which material tax consequences are excluded from the opinion.

Exhibit 8.3

14.     Please tell us why the assumptions in Schedule 1 are necessary and appropriate.  Also tell us why the assumption in the last paragraph on page 1 of exhibit 8.1 regarding the legal authority of the signatories is necessary and appropriate for that opinion.  Explain in your response why counsel cannot reach conclusions on the matters assumed, and tell us the risk to investors if the assumptions are incorrect.

Signatures

15.     Include the signature of your authorized representative in the United States.

Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc:     Joseph Basile, Esq.
        Foley Hoag LLP